

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

March 23, 2017

Keith Abriel
Chief Financial Officer
DHX Media Ltd.
1478 Queen Street
Halifax, Nova Scotia, Canada B3J 2H7

   Re: DHX Media Ltd.
     Form 40-F for the Fiscal Year Ended June 30, 2016
     Filed September 28, 2016
     File No. 001-37408

Dear Mr. Abriel:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Melissa Raminpour

       Melissa Raminpour
       Accounting Branch Chief
       Office of Transportation and Leisure